Global Industries Corp.
5405 Wilshire Blvd., Suite 265
Los Angeles, CA 90036
Phone: (323) 330-9565

June 20, 2011
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 477(a) Request By Global Industries Corp.
To Withdraw Its Post-Effective Amendment No. 1 on Form S-1 to Form SB-2 Registration Statement filed on March 29, 2011
Registration No. 333-146883

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), Global Industries Corp.  (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal, effective as of the date hereof, or as soon thereafter as practicable, of the Company’s Post-Effective Amendment No. 1 on Form S-1 filed on March 29, 2011 (the “Post-Effective Amendment”), to its Form SB-2 Registration Statement, File No. 333-146883 (the “Registration Statement”).

The Company has determined not to proceed with the updating of the Registration Statement as the Company has determined that it is in its best interests to file a Form 15 and suspend its duty to file reports under Section 13 and 15(d) of the Securities Exchange Act of 1934, as amended, which filing the Company plans to file promptly after the Company has filed a Post-Effective Amendment No. 2 on Form S-1 to its Registration Statement on Form SB-2 to deregister from registration the unsold shares originally registered in the Registration Statement.

No securities were issued or sold pursuant to the Post-Effective Amendment or the offering set forth therein and the Post-Effective Amendment has not been declared effective by the SEC.  Accordingly, the Company believes that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Act.  Pursuant to the foregoing, the Company hereby respectfully requests that the Post-Effective Amendment be withdrawn by the SEC as of the date hereof, or as soon thereafter as practicable.

Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendment to the Company at the above address.

Sincerely,

/s/ Tristin White
Tristin White
Chief Executive Officer